Exhibit 21.1

Subsidiaries of Collegium Pharmaceutical, Inc.

Subsidiary	Jurisdiction of Incorporation
Collegium Securities Corporation	Massachusetts
BioDelivery Sciences International, Inc.	Delaware
Arius Pharmaceuticals, Inc.	Delaware
Arius Two, Inc.	Delaware
Ironshore Therapeutics, Inc.	Cayman Islands
Ironshore Pharmaceuticals & Development, Inc.	Cayman Islands
Ironshore Pharmaceuticals Inc.	Delaware
Ironshore Pharmaceuticals Canada Inc.	Canada